Exhibit 12

Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
(in thousands of dollars)	2004	2003	2002	2001	2000

Earnings:

Income before taxes	$552,666	$523,987	$522,705	$95,477	$448,454

Add: Fixed charges, excluding interest on deposits	191,648	179,903	169,788	299,872	398,214

Earnings available for fixed charges, excluding interest on deposits	744,314	703,890	692,493	395,349	846,668
Add: Interest on deposits	257,099	288,271	385,733	654,056	782,076

Earnings available for fixed charges, including interest on deposits	$1,001,413	$992,161	$1,078,226	$1,049,405	$1,628,744

Fixed Charges:
Interest expense, excluding interest on deposits	$178,842	$168,499	$157,888	$285,445	$383,997
Interest factor in net rental expense	12,806	11,404	11,900	14,427	14,217

Total fixed charges, excluding interest on deposits	191,648	179,903	169,788	299,872	398,214
Add: Interest on deposits	257,099	288,271	385,733	654,056	782,076

Total fixed charges, including interest on deposits	$448,747	$468,174	$555,521	$953,928	$1,180,290

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	3.88 x	3.91 x	4.08 x	1.32 x	2.13 x
Including interest on deposits	2.23 x	2.12 x	1.94 x	1.10 x	1.38 x